UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin
President
Inland Investment Advisors, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,078,838(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,078,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,078,838(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of March 5, 2008.

(2) The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,080,838(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,080,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,838(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1)  The number of shares reported as beneficially owned is as of March 5, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,080,838(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,080,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,838(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

 (1) The number of shares reported as beneficially owned is as of March 5, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,080,838(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,080,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,838(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of March 5, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,080,838(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,080,838(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,838(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of March 5, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

1.	Names of Reporting Persons Robert D. Parks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of March 5, 2008.

(2) The percentage is calculated based on a total of 44,237,907 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 27, 2008.

CUSIP No. 150602209

                This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008, Amendment No. 2 filed with the SEC on February 19, 2008 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on February 25, 2008 (“Amendment No. 3”), and this Amendment No. 4, the “Schedule 13D”), in connection with the acquisition of additional Shares by Reporting Persons and the disclosure of the existence of investment advisory agreements pursuant to which Inland Investment Advisors, Inc. has acquired beneficial ownership of 8.875% Series A Cumulative Redeemable Preferred Stock of the Issuer.  Capitalized terms used in this Amendment No. 4 without being defined herein have the meanings given to them in the Initial Statement.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 646,100 Shares for an aggregate price of $7,489,832 in approximately 7 open-market transactions from February 26, 2008 through March 5, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

The Adviser also maintains discretionary accounts for each of Mr. Parks, Inland Western Retail Real Estate Trust, Inc. (“IWRRETI”) and Inland Real Estate Corporation (“IREC”), pursuant to separate investment advisory agreements into which Adviser has entered, each of which is substantially in the form attached as Exhibit 7.6 to Amendment No. 3.  These agreements and the Inland American Advisory Agreement, are collectively referred to in this Schedule 13D as the “Advisory Agreements” and are discussed in more detail under Item 6.

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of Inland American, Adviser, IREIC or TIGI, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares beneficially owned by those entities, respectively.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  Since February 25, 2008 (the date through which transactions in Shares were reported in Amendment No. 3, the most recent Schedule 13D filing by the Reporting Persons regarding the issuer’s Shares), Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
February 26, 2008	B	41,000	$11.58	$475,892
February 27, 2008	B	6,500	$11.55	$75,302
February 28, 2008	B	182,400	$11.57	$2,116,665
February 29, 2008	B	139,100	$11.54	$1,609,099
March 3, 2008	B	64,500	$11.57	$748,450
March 4, 2008	B	177,500	$11.58	$2,061,472
March 5, 2008	B	35,100	$11.45	$402,953

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American,  Adviser, IREIC or TIGI, with the exception of Robert D. Parks, has effected any transactions in Shares of the Company , and Mr. Parks has not effected any transactions in Shares since the filing of Amendment No. 3.  Mr. Parks owns 2,000 Shares at a total cost of $27,780.

(d)                                 None.

(e)                                  Not Applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Adviser has purchased Shares for the separate accounts of Inland American and Mr. Parks and 8-7/8% Series A Cumulative Redeemable Preferred Stock of the Issuer for the separate accounts of IWRRETI, IREC, and Mr. Parks, pursuant to the terms of the corresponding Advisory Agreements with each of them, respectively.  Each Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American, Mr. Parks, IWRRETI, and IREC (collectively, the “Adviser Clients” and, each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Client may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as each Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American Advisory Agreement is attached to the Initial Statement as Exhibit 7.1, and a form of advisory agreement into which each of Mr. Parks, IWRRETI and IREC has entered separately is attached to Amendment No. 3 as Exhibit 7.6 and incorporated herein by reference.

Item 7.                                   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.8	Joint Filing Agreement with respect to this Amendment No. 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008		INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: March 6, 2008		INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: March 6, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: March 6, 2008		THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: March 6, 2008		DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: March 6, 2008		ROBERT D. PARKS

/s/ Robert D. Parks